

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2019

Cunjun Ma
Chief Executive Officer
Huize Holding Ltd
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052
People's Republic of China

>   **Re: Huize Holding Ltd**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted August 15, 2019**
>   **CIK No. 0001778982**

Dear Mr. Ma:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 15, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating costs and expenses , page 85

1.   Please revise to address the following based on the information provided in your response to prior comment 5:
- Revise to quantify the number of social media influencers and financial institutions that constitute your user traffic channels at each balance sheet date.
- Revise to provide a range for service fee percentages governing your contractual arrangements with user traffic channels. If you are unable to provide this information,

revise your disclosure to describe this limitation.

- Please provide us with an English version of the "contract template" used to govern business activities with your user traffic channels.

2. Please revise to address the following based on the information in your response to prior comment 6:

- Revise to confirm in your disclosure that you are not contractually required to provide additional services to your insurer partners, such as intelligent underwriting, in-force policy administration, and claim settlement services, and that such services are provided to enhance the client transaction experience and strengthen your business relationship with the insurer partners.
- Expand your disclosure under the heading "Employees" on page 139 to include the information on page 8 of your response.
- Explain your basis for classifying costs to develop and maintain your insurance product and service platform as research and development expense.
- Provide us an English version of the "cooperative agreement" with your two largest Insurer Partners.

Notes to Consolidated Financial Statements
2. Summary of significant accounting policies
(w) Revenue recognition, page F-21

3. Please refer to prior comment 11. Revise your disclosure to quantify the cost of your loyalty programs for each period presented. Describe and quantify the key factors driving fluctuations in loyalty program costs.

You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Haiping Li, Esq.